UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                        Commission File Number: 000-52782


(Check One): [ ] Form 10-K      [ ] Form 20-F      [ ] Form 11-K
             [X] Form 10-Q      [ ] Form 10-D      [ ] Form N-SAR [ ] Form N-CSR


                       For Period Ended: November 30, 2009


[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


               For the Transition Period Ended: __________________

______________________________________________________________________________

     Read Attached Instructions Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
______________________________________________________________________________

                        PART I -- REGISTRANT INFORMATION
 ______________________________________________________________________________

                            MAINLAND RESOURCES, INC.
 ______________________________________________________________________________
                             Full Name of Registrant

                                       N/A
 ______________________________________________________________________________
                            Former Name if Applicable

                       20333 State Highway 249, Suite 200
 ______________________________________________________________________________
            Address of Principal Executive Office (Street and Number)

                              Houston, Texas 77070
 ______________________________________________________________________________
                            City, State and Zip Code

                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Management of Mainland Resources, Inc., (the "Company"), deems additional time is necessary in order to fully compile the necessary financial information and adequately complete its audited financial statements required to prepare its Quarterly Report on Form 10-Q for quarter ended November 30, 2009. Management deems it necessary that additional time be provided in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Quarterly Report. Management anticipates the filing of its Quarterly Report within the extension period provided.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Diane D. Dalmy                   303                       985-9324
     ____________________             __________              __________________
     (Name)                           (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that THE REGISTRANT was required to file such report(s) been filed? If answer is no,
     identify report(s).                                          [X] Yes [ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            MAINLAND RESOURCES, INC.
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: January 11, 2010

                                       By: /s/ MICHAEL J. NEWPORT
                                           _____________________________________
                                               Michael J. Newport
                                               President/Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of THE REGISTRANT or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of THE REGISTRANT by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of THE REGISTRANT shall be filed with the form.

                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
______________________________________________________________________________

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of THE REGISTRANT is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss232.201 or ss232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss232.13(b) of this chapter).